August 9, 2006

Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
Room 4561
Securities and Exchange Commission
Washington, D.C. 20549

Re:	International Automated Systems, Inc.
Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
Amendment No. 1 Filed February 21, 2006, and Amendment No. 2 Filed May 22, 2006
File No. 033-16531-D

Attn.	Mark Kronforst

Dear Mr. Skinner:

This letter responds to your letter of July 21, 2006. As to comment number 1 which is your only comment, we will adopt the comment in future filings of periodic reports pertaining to Items involving controls and procedures.

Your Comment No. 1 stated:

Form 10-KSB/A for the Fiscal Year Ended June 30, 2005.
Item 8A. Controls and Procedures, page 2.

1.
We have read your response to prior comment number 1 and note that you are concluding as to the effectiveness of “internal control over financial reporting” in addition to your disclosure controls and procedures. Please remove this reference in your future periodic filings or explain to us what basis you have for making such a conclusion considering that it appears that you are not yet subject to Items 308(a) and (b) of Regulation S-B. In addition, we note that Item 308(c) disclosures included within your amended Form 10-KSB do not conform to the requirements of that item. In this regard, you do not indicate whether there have been any changes that have occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Please revise your future periodic filing to conform your disclosures to Item 308(c) of Regulation S-B.

Response to Comment No. 1.

In future periodic reports we will adopt and comply with Comment No. 1.

Under separate cover we will provide a copy of this letter. Thank you. Please call me if you have any questions.

Very truly yours,

Wallace T. Boyack